PNC ABSOLUTE RETURN FUND LLC
Two Hopkins Plaza
Baltimore, Maryland 21201

August 3, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PNC Absolute Return Fund LLC
Form N-2
File Nos. 333- 160863; 811-21088

Ladies and Gentlemen:

We, PNC Absolute Return Fund LLC (“Registrant”), and PNC Fund Distributor LLC, Registrant’s distributor, respectfully request acceleration of the effective date of Registrant’s Registration Statement on Form N-2 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2009 and of Pre-Effective No. 1 to the Registration Statement filed with the SEC on August 3, 2009, to August 3, 2009, or as soon as possible thereafter.

We are aware of our obligations under the Securities Act of 1933, as amended, and believe that such acceleration would be consistent with the obligation of the SEC to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

PNC ABSOLUTE RETURN FUND LLC	PNC FUND DISTRIBUTOR LLC
By: /s/ Jennifer E. Spratley Name: Jennifer E. Spratley Title: Treasurer	By: /s/ Linda C. Carley Name: Linda C. Carley Title: Chief Compliance Officer